OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-48754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stonecrest Capital Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 W 6th Street, Suite 1520
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Randolph	512-275-6515	jrandolph@stonecrestpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

3111 N. University Drive, Suite 621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Randolph, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stonecrest Capital Markets, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BARBARA ESTEPHANI FLORES
Notary Public, State of Texas
Comm. Expires 08-09-2026
Notary ID 133900411

4/1/2025
Notary Public

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Stonecrest Capital Markets, Inc.

REPORT PURSUANT TO RULE 17a-5

**STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**FOR THE YEAR ENDED
DECEMBER 31, 2024**

Stonecrest Capital Markets, Inc.

Contents

Report of Independent Registered Public Accounting Firm

1. Statement of Financial Condition

2. Notes to Financial Statement



ASSURANCE DIMENSIONS

An AbitOs Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Stockholder's of
Stonecrest Capital Markets Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Stonecrest Capital Markets, Inc.** (the "Company") as of December 31, 2024 (referred to as the "financial statements"). In our opinion, the financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **Stonecrest Capital Markets, Inc.'s** auditor since 2023.

Assurance Dimensions
Coral Springs, Florida
April 1, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Stonecrest Capital Markets, Inc.
Statement of Financial Condition
As of December 31, 2024

ASSETS

Cash	$ 748,655
Due from clearing broker	1,592,807
Deposit with clearing broker	250,000
Accounts receivable	701,136
Securities owned	17,149
Advances to brokers, net of allowance of $76,379	552,050
Right of use asset	1,131,468
Due from stockholder	197,087
Prepaid expenses	112,145
Furniture and equipment, net of accumulated depreciation of $47,450	6,875
Income taxes receivable	329,266
Other assets	2,665
Total Assets	**$ 5,641,303**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 290,026
Commissions payable	1,490,959
Accrued compensation	123,765
Lease liability	1,131,468
Deferred Tax Liability	56,828
Due to related parties	138,977
Total Liabilities	**3,232,023**

Contingencies (Note 11)

STOCKHOLDER'S EQUITY:

Common stock - $.01 par value; 100,000 shares authorized	
1,200 shares issued and outstanding	12
Series A preferred stock - $.01 par value; 50,000 shares authorized	
19,500 shares issues and outstanding	195
Additional paid-in capital	2,481,883
Accumulated deficit	(72,810)
Total Stockholder's Equity	**2,409,280**
Total Liabilities and Stockholder's Equity	**$ 5,641,303**

The accompanying notes are an integral part of this financial statement

Stonecrest Capital Markets, Inc.
Notes to Financial Statements
December 31, 2024

Note 1 – Organization and Summary of Significant Accounting Policies and Activities

Organization

Stonecrest Capital Markets, Inc. (the "Company") was incorporated in the state of North Carolina on October 20, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is brokerage of securities.

The Company is wholly owned by Stonecrest Holdings, LLC ("Stockholder"). The Company acts as broker across fixed-income sectors, including municipal and government bonds, corporate debt, and interests in mortgages and other receivables. The Company's principal office is located in Austin, Texas with affiliated branch offices in New Jersey and Puerto Rico.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB").

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial Institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash

The Company maintains its bank accounts at two high credit quality financial institutions. The balances at times may exceed the federally insured limits. The balance of one of the two accounts exceeded the federally insured limits by $436,536 at December 31, 2024. The Company believes it is not exposed to any significant credit risk with respect to cash.

Revenue from Contracts with Customers

Revenue from contracts with customers primarily includes commissions, mutual fund fees, and investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

<u>Commissions:</u>
The Company earns commissions from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, and are recognized at the point in time that the transaction is executed, i.e., the trade date. The Company believes that its performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies and Activities (continued)

Revenue from Contracts with Customers (continued)

Riskless Principal Trading

The Company earns commissions from riskless principal transactions in which the Company receives a buy or sell order from a customer and the Company purchases or sells the security from or to another person or entity to offset the sale to or purchase from the customer. The riskless principal revenue is earned at the time those transactions are executed. The Company believes that its performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Tax Credit Fees:

The Company earns fees from the brokerage Puerto Rican Income Tax Credit transactions. The Company receives a fee for each Puerto Rican Income Tax Credit transaction brokered. This fee is negotiated for every transaction and varies based on a variety of factors, including the amount of tax credits transferred between seller and buyer, and the overall market for Puerto Rican Income Tax Credits.

Mutual Fund and 12b-1 Fees:

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

Investment Banking:

Investment banking services include agreements to provide capital raising services to customers for which the Company charges the customers fees. The Company provides capital raising services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreements may contain nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). The Company evaluates its nonrefundable retainer payments, to ensure they relate to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer.   If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenues on the statement of financial condition.

Other:

The Company recognizes success fee revenue from capital raising and merger and acquisition advisory services upon completion of a success fee based transaction. The Company recognizes retainer revenue from contracts with customers upon the satisfaction of certain performance obligations.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies and Activities (continued)

Income Taxes

Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax basis of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes is recorded as the current tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

The Company has no uncertain tax positions at December 31, 2024. The Company's tax returns are open for examination for the year 2020 and thereafter.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of five to seven years. Maintenance and repairs are charged as expense as incurred; major renewals and betterments are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

The Company leases office premises under operating leases with initial non-cancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by measuring the lease liability based on the present value of its future lease payments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable, net of credit loss reserve

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies and Activities (continued)

Accounts Receivable, net of credit loss reserve (continued)

Under the provisions of FASB ASC 326, Measurement of Credit Losses on Financial Instruments, the Company is required to use an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Company did not have any such credit losses on December 31, 2024.

Securities Owned

Securities owned consist of warrants and restricted stock of a publicly held company. Any resulting difference between cost and fair value is included in the statement of operations. Proprietary securities transactions are reported on the trade date.

Recently Adopted Accounting Pronouncements
Improvements to Reportable Segment Disclosures (ASC 280).

In November 2023, the FASB issued ASU No. 2023-07, "Improvements to Reportable Segment Disclosures." This ASU requires enhanced disclosures primarily about significant segment expenses that are regularly provided to the chief operating decision maker. This ASU became effective for the firm for annual periods beginning in January 2024. Since this ASU only requires additional disclosures, adoption of this ASU did not have an impact on the firm's financial condition, results of operations or cash flows. See Note 13 for further information.

Note 2 – Deposit With and Due From Clearing Broker

The Company clears certain of its proprietary and customer transactions through Pershing, its clearing firm, on a fully disclosed basis. The clearing broker requires that the Company maintain a minimum balance of $250,000, which serves as a "good faith" deposit. As of December 31, 2024, the Company has $250,000 on deposit with the clearing broker. The clearing agreement requires that the Company maintain $250,000 of net capital because of certain trading activities. Amounts receivable of $1,592,807 from the Company's clearing broker at December 31, 2024 consist of funds held in various accounts.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1.

As of December 31, 2024, the Company's net capital was $1,066,482, which was $926,444 in excess of its required net capital of $140,038.

The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.97 to 1.00.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Note 4 – Lease Commitment

The Company leases office premises under operating leases with initial non-cancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by measuring the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments), less the unamortized balance of the lease incentives received. Lease costs for lease payments are recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term. In 2024, an amendment to one of the Company's leases was executed and accounted for as a lease modification.

The ROU asset recorded for the year ended December 31, 2024 was $1,131,468.

Maturities of lease liabilities under noncancelable office operating leases with initial non-cancelable terms in excess of one year are as follows:

2025	$	219,027
2026		196,987
2027		200,912
2028		204,932
2029		209,063
2030		213,245
2031		125,827
Total undiscounted lease payments		1,369,993
Less imputed interest		(238,525)
Lease liability	$	1,131,468
ROU asset	$	1,131,468

Weighted average remaining lease term:
    Operating leases   6.5 years

Weighted average discount rate:
    Operating leases   6.26%

The Company's office space leases require it to make variable payments for the Company's proportionate share of operating expenses (i.e. building property taxes, insurance, and utilities). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2024 was $230,849.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Note 5 – Related Party Transactions

The Company is affiliated with a sister entity that is a Registered Investment Advisor. The Company collects and remits to the sister entity advisory fees generated by the sister entity through the Company's clearing broker. During 2023, the Company collected advisory fees earned by the sister entity of approximately $1,356,000 from its clearing broker dealer. A balance due to the sister entity of $117,293 arose from advisory fees collected by the Company from its clearing broker that have not yet been remitted to the sister entity and is included in due to related parties in the accompanying statement of financial condition.

Separately, the Company has a related party that acts as a professional employer organization (PEO) by providing payroll processing services, health benefits services, and other various administrative services to employees of the Company who operate in Puerto Rico. The related party assesses the Company fees for the performance of these services as well as pays for certain compensation expenses of the Company for which it subsequently seeks reimbursement pursuant to an employee payment services agreement in place between the Company and the related party. The Company incurred approximately $48,000 in fees assessed by the related party for performance of these services that have been included in other expenses in the accompanying statement of operations. The Company has a liability to the related party of $21,684 pursuant to this agreement that is included in due to related parties in the accompanying statement of financial condition.

The Company has loaned $10,000, $40,000, and $133,915 on July 21, 2021, August 25, 2021, and August 12, 2022, respectively, to its Stockholder pursuant to a master loan agreement that has been consummated between the two entities. The Company considers the aggregate amount of these notes to be fully collectible at December 31, 2024. Each note matures ten years from the closing date of each loan, respectively.

The Company has a management services agreement with its Stockholder. Pursuant to this agreement, the Stockholder provides managerial, accounting, software, and other support services to the Company as well as other related entities in exchange for monthly fees. The Company expensed approximately $7,800 pursuant to this agreement during 2023 that has been included in other expenses in the accompanying statement of operations.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

Note 6 – Income Taxes

Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2024 are as follows:

	2024
Net operating loss carryforwards-fully utilized	$ 183,693
Fixed assets- depreciation	(3,299)
Reserves	-
ROU liability	659,043
Total deferred tax assets	839,437
ROU Asset	(663,080)
Total deferred tax liabilities	(663,080)
Net deferred tax asset	176,357
Valuation allowance	(176,357)
Net deferred tax asset (liability)	$ -

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Note 6 – Income Taxes (continued)

The provision for income taxes is summarized as follows:

Federal	$	56,828
State		200
Total	$	57,028

The Company has a net operating loss carryforward that may be used to reduce the Company's federal taxable income in future years of approximately $183,693. A deferred tax asset from the net operating loss carryforward will be fully utilized in 2024. Approximately $50,227 of the Company's $329,266 income tax receivable at December 31, 2024 arises from estimated federal income tax payments made by the Company.

The Company is subject to the dispositions of the Internal Revenue Code of Puerto Rico for its Puerto Rican sourced income. The Company has a net operating loss carryforward that may be used to reduce the Company's Puerto Rican taxable income in future years of $41,951. A deferred tax asset from the net operating loss carryforward has been fully reserved as there is less than a 50% probability that it will be realized. Approximately $279,039 of the Company's income tax receivable at December 31, 2024, arises from income tax withholdings by Puerto Rico that are to be refunded to the Company.

Note 7 – Advances to Brokers

Advances to brokers represent notes receivable from brokers to induce them to join the Company that mature from 2025 through 2028. All of the notes bear interest that is forgivable under certain circumstances and therefore no interest income related to these notes has been recognized. The principal of the notes is forgivable if the brokers are employed on specific dates in the future. The principal of the forgivable loans is expensed over the term of employment pursuant to the terms of the notes, with $272,675 expensed in the fiscal year ended December 31,2024. Total advances to brokers at December 31, 2024 was $552,050. No new advances were made to brokers in the fiscal year ended December 31, 2024.

Note 8 – Preferred Stock

The preferred stock of the Company bears a 10% dividend, payable if and when declared. The Company did not declare nor pay dividends for the fiscal year ended December 31, 2024. The accumulated but undeclared and unrecorded dividends at December 31, 2024 amounted to approximately $818,000.

Note 9 – Retirement Plan

The Company sponsors a profit sharing and safe harbor 401(k) plan covering all eligible employees. The plan provides for both discretionary profit-sharing contributions as well as safe harbor matching contributions. The amount expensed under this plan in 2024 was approximately $36,139 which has been included in commissions, compensation, and benefits within the accompanying Statement of Operations.

Note 10 – Contingencies

In the ordinary course of business, the Company is subject to various legal actions relating to its activities as a broker-dealer including civil actions and arbitrations. From time to time, the Company is also involved in proceedings and investigations by regulatory organizations.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Note 10 – Contingencies (continued)

The Company had two arbitration matters in progress as of December 31, 2024, as respondent. Management of the Company believes that the resolution of these matters will not have a significant adverse effect on the financial position of the Company. One of these matters settled in 2025, and the Company accrued for the settlement amount of $150,000 as of December 31, 2024. The firm intends to contest the remaining complaint through the FINRA arbitration process.

Note 11 – Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 inputs are inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

	Fair Value Measurements 12/31/2024	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Restricted Stock	17,149	-	-	17,149
	$ 17,149			$ 17,149

As of December 31, 2024, the Company had $17,149 of restricted stock. The value of the restricted stock is determined by reference to quoted prices less a discount for lack of marketability due to the restriction imposed.

During the year ended December 31, 2024, the Company had no transfers of investments into or out of Level 3 hierarchy.

Stonecrest Capital Markets, Inc.
Notes to Financial Statements

Note 12 – Business Segments

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including riskless principal transactions, investment banking, and tax credit transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 1).

Note 13 – Retirement of Subordinated Borrowings

The Company previously held a loan subordinated to the claims of general creditors of $225,000 that was collateralized by a restricted brokerage account containing publicly traded common stock. The subordinated loan was covered by an agreement approved by the Financial Industry Regulatory Authority (FINRA) and was thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. During the year ended December 31, 2024, the Company retired this subordinated borrowing through a reduction of the securities pledged as collateral.

Note 14 – Subsequent Events

In accordance with ASC 855-10, the Company has evaluated subsequent events through March 31, 2025, the date the financial statements were available to be issued. Subsequent to the balance sheet date of December 31, 2024, but before the financial statements were issued, the Board of Directors declared cumulative dividends of $350,000 on preferred stock for the year 2025. These dividends were paid on January 23, 2025. The declaration of these dividends occurred subsequent to the balance sheet date and thus did not require adjustment of the financial statements for the year ended December 31, 2024. This event is disclosed as a nonrecognized subsequent event in accordance with ASC 855-10.